NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
BAE SYSTEMS plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. and its affiliates, including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



06012023

Bank of New York Europe Ltd – 12,882
Bank of New York, London – 3,593,480
JP Morgan Chase Bank – 90,292,178
Cede – 5,100,726
Chase Manhatten Bank London – 18,870
Citibank NA London – 2,297,170
Clydesbank Bank PLC – 3,589,320
Euroclear Bruxelles – 95,107
HSBC Bank Plc London – 2,241,475
Mellon Bank NA London – 13,757,287
Merrill Lynch Intl Ltd London - 3,748,885
Northern Trust Company – 5,746,427
Northern Trust Company – 30,169
Royal Trust Corp. of Canada – 10,242,088
State Street Nominees Ltd – 18,480,813

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given at 24 March 2006.

11. Date company informed

24 March 2006

12. Total holding following this notification

159,246,877 ordinary shares

13. Total percentage holding of issued class following this notification

4.9475%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

27 March 2006

Board Change

The Rt Hon Michael Portillo is standing down from the Board of BAE Systems at the conclusion of the Company's AGM to be held on 4 May 2006.

Mr Portillo has decided to stand down because of problems that might arise from his other work as a political journalist.

Mr Portillo commented in his letter of resignation that in his work in the media it is important to him to be able to speak freely and on any topic. There is a danger that his views might be thought to represent the position of the Company, or alternatively be thought to be at variance with the Company's views. Having considered the problem carefully he believes that it can only be resolved by standing down from the Board.

Michael Portillo joined the Board in September 2002 and since has become a regular political commentator on the BBC television programme *This Week* and he also writes a column in *The Sunday Times.*

Michael Portillo said: "I have greatly enjoyed serving on the Board of BAE Systems and would like to congratulate the Company on its achievements."

Dick Olver, Chairman of BAE Systems, commented: "We truly benefited from Mr Portillo's presence on the Board and from his long political experience. We are sorry that his other work makes it difficult for him to continue with us and we wish him well."

27 March 2006